UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayers Id. (CNPJ/MF): 04.032.433/0001-80

Company Registry No. (NIRE): 33.300.275410

Publicly-held Company

MANAGEMENT’S PROPOSAL FOR THE

EXTRAORDINARY GENERAL MEETING

Messrs. Shareholders,

The Management of CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby proposes to its Shareholders, in relation to the matters contained in the Agenda of the Extraordinary General Meeting, to be held on September 16, 2010, at 2:00 P.M., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, the following, in accordance to the Call Notice released today:

(i)                 The acquisition of a trade marketing company by the subsidiary Contax S.A.:

The Management of the Company proposes that the Shareholders approve the acquisition by its subsidiary, Contax S.A., of all of the shares of the company Ability Comunicação Integrada Ltda. (“Ability”). The proposed acquisition is worth up to R$ 82,474,000.00 and consists of: (i) starting price set from the base value of the company, amounting to R$ 26,400,000.00, payable in cash, with possible adjustment for working capital and deposit in an escrow account; and (ii) an additional fee paid annually through an earn-out agreement, depending on a variable result bound to the audited EBITDA in the next three years. The total maximum value may reach R$ 56,074,000.00.

The Call Notice for the Extraordinary General Meeting of the Company, the Appraisal Report prepared by Apsis Consultoria Empresarial Ltda. and the information indicated in Article 19 of CVM Instruction 481/2009 are available on the internet, at CVM’s (www.cvm.gov.br) and the Company’s (www.contax.com.br/ri) websites.

The Company is available to clarify any doubts regarding the Agenda mentioned in this Management’s Proposal through the website www.contax.com.br/ir.

Rio de Janeiro, August 31, 2010.

Fernando Antonio Pimentel de Melo

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 1, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.